UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       AMERICAN CARESOURCE HOLDINGS, INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   02505A202
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                 MARCH 22, 2013
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  02505A202

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         286,519
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    286,519
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             286,519
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)    5.0%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of American Caresource Holdings, Inc. ("the company"), 5429 Lyndon B. Johnson Freeway, Suite #700, Dallas, TX 75240.


ITEM 2.   Identity and Background

     The reporting person ("he"), Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his lifetime.


ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $418,403.52 have been used to effect the purchases. The reporting person maintains the shares in a margin account. The reporting person typically maintains a debit balance in this margin account. While the shares themselves are not borrowable against, the reporting person, effectively, has been able to use borrowed funds from his broker to effect purchases of the shares (by borrowing against other securities in the account that are marginable).


ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes. He believes the shares are undervalued in the marketplace, and that the company is "underfollowed" on Wall Street. He additionally believes that 1) the company's $10+ million cash position (with a rather modest ongoing quarterly cash burn) affords it an extended period to make a successful "go" at turning around its operations, 2) that the high inside ownership reflects a management team that is "vested" in the company's future success, and, most importantly,
3) that the company's business model offers real and tangible potential as a "platform for growth."

     The company stated in its most recent earnings release that it is "aggressively developing new opportunities for expanded market reach."
The reporting person supports management in these efforts, which he believes, if successful, could allow the company to fully cover its corporate overhead, and return to profitability...resulting in the creation of significant shareholder value. This notwithstanding, considering that the company's common stock is currently trading for right around the value of the cash on its balance sheet, the reporting person believes that management should consider possible strategic alternatives that might "unlock value" for the company's shareholders, including a going private transaction, or a sale of the entire company.

     The reporting person intends to review his investment in the company on a continual basis and engage in discussions with management and the Board of Directors concerning the business, operations, and future plans of the company. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in Item 4.

     Other than as indicated above, the reporting person has no plans or proposals which relate to, or could result in, any matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on March 22, 2013, the reporting person has sole voting and dispositive power over 286,519 shares of the company's common stock. According to the company's most recently filed Form 10-K, as of February 25, 2013, there were 5,706,443 common shares outstanding. The reporting person is therefore deemed to own 5.0% of the company's common stock. Transactions effected by the reporting person, in the 60 days prior to the March 22, 2013 "trigger" date, were performed in ordinary brokerage transactions, and are indicated as follows:

01/29/13  bought 33 shares at $1.80
02/04/13  bought 766 shares at $1.80
02/05/13  bought 1701 shares at $1.80
02/20/13  bought 666 shares at $1.70
03/22/13  bought 2500 shares at $1.83


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable


ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  March 25, 2013
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor